December 28, 2007


Via Facsimile and Federal Express

L. Diane Rotondo
Corporate Secretary
Sierra Bancorp
86 N. Main Street
Porterville, CA  93257

	Re:  Notice of Intention to Nominate Director Candidate

Dear Ms. Rotondo,

In accordance with Sierra Bancorp's bylaw procedures for nominating directors, this letter serves as my notice of intention to nominate myself, Patricia Childress, as a candidate for membership on the Board of Directors of Sierra Bancorp.

The requisite information is as follows:

Name and address of nominee:  	Patricia Childress
     				3117 E. Grove Ave.
				Visalia, CA 93292

Principal occupation of nominee:  Farmer

Number of shares of voting stock owned by nominee:  540,327

Name and residence of notifying shareholder:  See above

Number of shares of voting stock owned by the notifying shareholder: See above

If you have any questions, you may call me at (559) 920-1330.


						Very truly yours,

						/s/ Patricia Childress

						Patricia Childress